January 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:   Amit Pande

            Accounting Branch Chief

Re:	Colonial Financial Services, Inc.
Item 4.02 Form 8-K
Filed January 23, 2014
File No. 001-34817

Dear Mr. Pande:

We are hereby transmitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Current Report on Form 8-K of Colonial Financial Services, Inc. (the “Company”).

Set forth below are the comments from the Staff received by letter dated January 27, 2014, as well as the Company’s responses to those comments. The Amended Current Report has been blacklined to reflect changes from the original filing.

1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

The Company intends to file an amendment to its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013 no later than February 7, 2014. As discussed with the Staff, the Company is not restating its consolidated statement of financial condition, statement of operations or other consolidated financial statements, but is merely restating footnote 11 to the financial statements. Therefore, the Company intends to include in the filing a cover page, an explanatory note, restated Note 11, and the signature page and other certifications required in a quarterly filing.

2745 S. Delsea Drive, Vineland, NJ 08360

Securities and Exchange Commission

January 31, 2014

2.	When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

The amended quarterly report will include management’s conclusion that the Company’s disclosure controls and procedures were not effective as of September 30, 2013.

3.	Please revise your filing to include all the information required by the Form 8-K Item 4.02(a) or tell us how you determined that you have complied with all the disclosure requirements, including:

•	Disclosure that states the board of directors, a committee of the board of directors or an officer or officers of the Company concluded previous financial statements should no longer be relied upon including the date of that conclusion; and

The amended Current Report has been revised to add that the board of directors reached the conclusion as of January 16, 2014.

•	A brief description of the facts underlying the conclusion.

The amended Current Report has been revised to add that the regulatory capital calculations were incorrect due to the over-inclusion of deferred tax assets for regulatory capital purposes.

* * * * *

In connection with this submission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 31, 2014

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (856) 205-0058, ext. 5007, or our attorney, Ned Quint, at (202) 274-2007 as soon as possible if it has any further comments.

Respectfully,

/s/ L. Joseph Stella, III

L. Joseph Stella, III
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Edward J. Geletka, President and
Chief Executive Officer
Ned Quint, Esq.